

April 14, 2023

T. Heath Fountain
Chief Executive Officer and Acting Chief Financial Officer
COLONY BANKCORP INC
115 South Grant Street
Fitzgerald, Georgia 31750

> **Re: COLONY BANKCORP INC**
> **Form S-3 filed March 16, 2023**
> **File No. 333-270613**

Dear T. Heath Fountain:

We have limited our review of your registration statement to those issues we have addressed in our comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

Form S-3 Filed March 16, 2023

General

1. In light of recent market events and activities within the banking sector, pursuant to Item 11 of Form S-3, please describe any material impact these events and activities have had on your financial condition, operations, customer base, liquidity, capital position and risk profile. In this regard, advise us of the extent of any significant changes by management regarding interest rate risk and asset/liability management policies. Additionally, advise us whether you have a Chief Risk Officer and if not, who handles such duties.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   You may contact Todd K. Schiffman at 202-551-3491 or James Lopez at 202-551-3536 if you have questions regarding this comment or any other questions.

        Sincerely,

        Division of Corporation Finance
        Office of Finance